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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period of April 2006

Commission File Number: 0-51212

----------------------------------------------------

(Translation of registrant's name into English)

Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated April 3, 2006
2	Material Change Report dated April 3, 2006
3.	News Release dated April 18, 2006
4.	Material Change Report dated April 18, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2006	Jet Gold Corp. Signed: Robert L. Card ----------------------------------- Name: Robert L. Card, Title: President

JET GOLD CORP.

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

JET GOLD ARRANGES PRIVATE PLACEMENT

April 3, 2006 - Mr. Robert Card, President, is pleased to report that Jet Gold Corp. (TSX V.JAU) has negotiated a $562,500 private placement of 2,250,000 units of the Company, at a price of 25 cents per unit, by way of a non-brokered placement.  Each unit consists of one common share and one transferable share purchase warrant.  Each warrant entitles the holder to purchase, for a period of two years from the closing of the private placement, one additional common share at a price of 35 cents.  All securities issued under the private placements are subject to a hold period of four months and one day.  The Company may also pay a finders fee under TSX regulations on a portion of the private placement. This agreement is subject to Regulatory approvals.

Two subscribers will be participating in the private placement:  Sprott Asset Management Inc. subscribing for 2,000,000 units on behalf of its clients.  The second subscriber, a U.K. funds manager subscribing for 250,000 units on behalf of its clients.  The funds are primarily earmarked for continued exploration and development of the Company’s recently acquired Naskeena Coal Project located in NW British Columbia, east of Prince Rupert and north of Terrace, B.C.

The Board of Directors are pleased with the confidence shown in the Company and its projects by the faith of the new shareholders joining Jet Gold through this placement.

On behalf of the board of directors,

Jet Gold Corp.

 “Robert L. Card”

Robert L. Card, President

Investor Contact:

A.Salman Jamal, Syndicated Capital Corp

Tel: 604-694-1994

infor@syndicatedcc.com

www.syndicatedcc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

Form 51-102F3

MATERIAL CHANGE REPORT

ITEM 1

NAME AND ADDRESS OF COMPANY

Jet Gold Corp.

(the "Company")

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

ITEM 2

DATE OF MATERIAL CHANGE

April 3, 2006

ITEM 3

PRESS RELEASE

Issued April 3, 2006

ITEM 4

SUMMARY OF MATERIAL CHANGE

Jet Gold Corp. has negotiated a $562,500 private placement of 2,250,000 units of the Company, at a price of 25 cents per unit, by way of a non-brokered placement.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

Jet Gold Corp. has negotiated a $562,500 private placement of 2,250,000 units of the Company, at a price of 25 cents per unit, by way of a non-brokered placement.  Each unit consists of one common share and one transferable share purchase warrant.  Each warrant entitles the holder to purchase, for a period of two years from the closing of the private placement, one additional common share at a price of 35 cents.  All securities issued under the private placements are subject to a hold period of four months and one day.  The Company may also pay a finders fee under TSX regulations on a portion of the private placement. This agreement is subject to Regulatory approvals.

Two subscribers will be participating in the private placement:  Sprott Asset Management Inc. subscribing for 2,000,000 units on behalf of its clients.  The second subscriber, a U.K. funds manager subscribing for 250,000 units on behalf of its clients.  The funds are primarily earmarked for continued exploration and development of the Company’s recently acquired Naskeena Coal Project located in NW British Columbia, east of Prince Rupert and north of Terrace, B.C.

The Board of Directors are pleased with the confidence shown in the Company and its projects by the faith of the new shareholders joining Jet Gold through this placement.

ITEM 6

RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8

EXECUTIVE OFFICER

Contact:

Robert L. Card

Telephone:

(604) 687-7828

ITEM 9

DATE OF REPORT

April 3, 2006

/s/  Robert L. Card

____________________________

Robert L. Card

President

JET GOLD CORP.

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

JET CLOSES 2,250,000 UNIT PRIVATE PLACEMENT

April 18, 2006 – Mr. Robert Card, President, announces that Jet Gold Corp. (TSX V.JAU) has closed its private placement, announced on April 3, 2006, of 2,250,000 units at a price of 25 cents for gross proceeds of $562,500.

Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company for two years from date of closing of the private placement at a price of 35 cents per share.

A finder’s fee of $45,000 cash and 225,000 options exercisable at 25 cents for two years from date of closing into units was paid to Max Capital Markets Ltd. Each unit consist of one share and one warrant exercisable at 35 cents for two years from date of closing of the private placement.

All of the securities will be subject to a four-month hold period expiring August 14, 2006, in accordance with applicable securities laws.

On behalf of the board of directors,

Jet Gold Corp.

 “Robert L. Card”

Robert L. Card, President

Investor Contact:

A.Salman Jamal, Syndicated Capital Corp

Tel: 604-694-1994

infor@syndicatedcc.com

www.syndicatedcc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

Form 51-102F3

MATERIAL CHANGE REPORT

ITEM 1

NAME AND ADDRESS OF COMPANY

Jet Gold Corp.

(the "Company")

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

ITEM 2

DATE OF MATERIAL CHANGE

April 18, 2006

ITEM 3

PRESS RELEASE

Issued April 18, 2006

ITEM 4

SUMMARY OF MATERIAL CHANGE

Jet Gold Corp. has closed its private placement of 2,250,000 units at a price of 25 cents for gross proceeds of $562,500, as previously announced on April 3, 2006.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

Jet Gold Corp. closed its private placement, announced on April 3, 2006, of 2,250,000 units at a price of 25 cents for gross proceeds of $562,500.  Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company for two years from date of closing of the private placement at a price of 35 cents per share.

A finder’s fee of $45,000 cash and 225,000 options exercisable at 25 cents for two years from date of closing into units was paid to Max Capital Markets Ltd. Each unit consist of one share and one warrant exercisable at 35 cents for two years from date of closing of the private placement.

All of the securities will be subject to a four-month hold period expiring August 14, 2006, in accordance with applicable securities laws.

ITEM 6

RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8

EXECUTIVE OFFICER

Contact:

Robert L. Card

Telephone:

(604) 687-7828

ITEM 9

DATE OF REPORT

April 18, 2006

/s/  Robert L. Card

Robert L. Card

President